EXHIBIT 99.2

Forward-Looking Statements

This report contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Without limiting the generality of the foregoing, all statements in this report concerning or relating to estimated and projected earnings, margins, costs, expenses, expenditures, cash flows, growth rates, future financial results and liquidity are forward-looking statements. In addition, we, through our senior management, from time to time may make forward-looking public statements concerning our expected future operations and performance and other developments.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•	changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand;

•	changes in seaborne and other transportation patterns;

•	changes in the supply of or demand for dry bulk commodities, including dry bulk commodities carried by sea, generally or in particular regions;

•	changes in the number of newbuildings under construction in the dry bulk industry;

•	changes in the useful lives and the value of our vessels and other vessels we may acquire and the related impact on our compliance with covenants under our financing agreements;

•	the aging of our fleet and increases in operating costs;

•	changes in our ability to complete future, pending or recent acquisitions or dispositions;

•	our ability to achieve successful utilization of our expanded fleet;

•
changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities;

•	risks related to our business strategy, areas of possible expansion or expected capital spending or operating expenses;

•	our dependence on Seanergy Maritime Holdings Corp., its subsidiaries and our third-party managers to operate our business;

•	changes in the availability of crew, number of off-hire days, classification survey requirements and insurance costs for our vessels and other vessels we may acquire;

•	changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;

•	loss of our customers, charters or vessels and other vessels we may acquire;

•	damage to our vessels and other vessels we may acquire;

•	potential liability from future litigation and incidents involving our vessels and other vessels we may acquire;

•	our future operating or financial results;

•	acts of terrorism and other hostilities, pandemics or other calamities;

•	public health threats, pandemics, epidemics, other disease outbreaks or calamities (including, without limitation, the coronavirus, or COVID-19 pandemic), and governmental responses thereto;

•	changes in global and regional economic and political conditions, including without limitation, increased inflationary pressures and increases in the interest rates set by central banks;

•
general domestic and international political conditions or events, including “trade wars” and the ongoing war between Russia and Ukraine and related sanctions, the war between Israel and Hamas or the Houthi crisis in the Red Sea;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the marine transportation industry; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the U.S. Securities and Exchange Commission, including our most recent Annual Report on Form 20-F.

Should one or more of the foregoing risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements of United Maritime Corporation and related notes included herein. Unless the context indicates otherwise, references to the “Company”, “we” or “our” refer to United Maritime Corporation and its subsidiaries. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statement contained in this prospectus, whether as a result of new information, future events or otherwise, except as required by law.

Operating Results of United Maritime Corporation

Factors Affecting our Results of Operations Overview

We are an international shipping company specializing in the worldwide seaborne transportation services. As of the day of this report, the company operates a fleet of seven dry bulk vessels, comprising three Panamax, three Capesize and one Kamsarmax vessels with a cargo-carrying capacity of approximately 839,837 dwt and an age of 15.2 years. Upon the delivery of one additional Kamsarmax dry bulk vessel (expected between September and October 2024), our operating fleet will consist of eight dry bulk vessels with an aggregate cargo-carrying capacity of approximately 922,072 dwt.

Important Measures for Analyzing Results of Operations

We use a variety of financial and operational terms and concepts. These include the following:

Ownership days. Ownership days are the total number of calendar days in a period during which we owned or chartered in on a bareboat basis the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period.

Available days. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels are available to generate revenues.

Operating days. Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. Operating days include the days that our vessels are in ballast voyages without having fixed their next employment. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

Fleet utilization. Fleet utilization is the percentage of time that our vessels were generating revenues and is determined by dividing operating days by ownership days for the relevant period.

Off-hire. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter.

Dry-docking.  We periodically dry-dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements.

Time charter. A time charter is a contract for the use of a vessel for a specific period of time (period time charter) or for a specific voyage (trip time charter) during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses, canal charges and other commissions. The vessel owner pays the vessel operating expenses, which include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs. The vessel owner is also responsible for each vessel’s dry-docking and intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

Voyage charter.  A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses, such as port charges, bunker expenses, canal charges and other commissions, are paid by the vessel owner, who also pays vessel operating expenses.

TCE.  Time charter equivalent, or TCE, rate is defined as our net revenue less voyage expenses during a period divided by the number of our operating days during the period. Voyage expenses include port charges, bunker expenses, canal charges and other commissions.

Daily Vessel Operating Expenses. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses less pre-delivery expenses by ownership days for the relevant time periods. Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Vessel operating expenses before pre-delivery expenses exclude one-time pre-delivery and pre-joining expenses associated with initial crew manning and supply of stores of Company’s vessels upon delivery.

Principal Factors Affecting Our Business

The principal factors that affect our financial position, results of operations and cash flows include the following:

•	number of vessels owned and operated;

•	voyage charter rates;

•	time charter trip rates;

•	period time charter rates;

•	the nature and duration of our voyage charters;

•	vessels repositioning;

•	vessel operating expenses and direct voyage costs;

•	maintenance and upgrade work;

•	the age, condition and specifications of our vessels and other vessels we may acquire;

•	issuance of our common shares and other securities;

•	amount of debt obligations; and

•	financing costs related to debt obligations.

We are also affected by the types of charters we enter into. Vessels operating on period time charters and bareboat time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market, either on trip time charters or voyage charters, during periods characterized by favorable market conditions.

Vessels operating in the spot charter market generate revenues that are less predictable but can yield increased profit margins during periods of improvements in dry bulk rates. Spot charters also expose vessel owners to the risk of declining dry bulk rates and rising fuel costs in case of voyage charters.

If economic conditions throughout the world decline, it will negatively impact our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.

Various macroeconomic factors, including sustained inflation, higher interest rates, global supply chain constraints, and the effects of overall economic conditions and uncertainties, such as those resulting from the current and future conditions in the global financial markets, could adversely affect our business, results of operations, financial condition, and ability to pay dividends. Inflation and rising interest rates may negatively impact us by increasing our operating costs and our cost of borrowing. Interest rates, the liquidity of the credit markets, and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all. Adverse economic conditions also affect demand for goods and oil. Reduced demand for these or other products could result in significant decreases in rates we obtain for chartering our vessels. In addition, the cost for crew members, oils and bunkers, and other supplies may increase. Furthermore, we may experience losses on our holdings of cash and investments due to failures of financial institutions and other parties. Difficult economic conditions may also result in a higher rate of losses on our accounts receivable due to credit defaults. As a result, downturns in the worldwide economy could have a material adverse effect on our business, results of operations, financial condition, and ability to pay dividends.

The world economy continues to face a number of actual and potential challenges, including the war between Ukraine and Russia and between Israel and Hamas, tensions in the Red Sea or Russia and NATO tensions, China and Taiwan disputes, the United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, political unrest and conflict in the Middle East, the South China Sea region, and other geographic countries and areas, terrorist or other attacks (including threats thereof) around the world, war (or threatened war) or international hostilities, and epidemics or pandemics, such as COVID-19 and its variants, and banking crises or failures, such as the recent Silicon Valley Bank, Signature Bank, and First Republic Bank failures. In addition, the continuing war in Ukraine, the length and breadth of which remains highly unpredictable, has led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Furthermore, it is difficult to predict the intensity and duration of the war between Israel and Hamas or the Houthi rebel attacks on vessels transiting the Red Sea and their impact on shipping and the world economy is uncertain. If such conditions are sustained, the longer-term net impact on the dry bulk market and our business would be difficult to predict with any degree of accuracy. Such events may have unpredictable consequences and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and, thus, shipping transportation.

In Europe, concerns regarding the possibility of sovereign debt defaults by European Union, or EU, member countries, although generally alleviated, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the EU, the U.S., and other parts of the world. The withdrawal of the UK from the EU, or Brexit, further increases the risk of additional trade protectionism. Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties, and other regulatory matters could in turn adversely impact our business, operating results, cash flows, and financial condition.

In addition, the recent economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China’s GDP growth rate for the year ended December 31, 2022, was approximately 3.0%, one of its lowest rates in 50 years, thought to be mainly caused by the country’s zero-COVID policy and strict lockdowns. For the year ended December 31, 2023, China’s GDP growth rate recovered to 5.2%, but the economy continues to be weighed down by the ongoing crisis in the property market. It is possible that China and other countries in the Asia Pacific region will continue to experience volatile, slowed, or even negative economic growth in the near future. Changes in the economic conditions of China, and changes in laws or policies adopted by its government or the implementation of these laws and policies by local authorities, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), could affect vessels that are either chartered to Chinese customers or that call to Chinese ports, vessels that undergo drydocking at Chinese shipyards and Chinese financial institutions that are generally active in ship financing, and could have a material adverse effect on our business, operating results, cash flows, and financial condition.

Furthermore, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. There is significant uncertainty about the future relationship between the United States, China, and other exporting countries, including with respect to trade policies, treaties, government regulations, and tariffs. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, particularly from the Asia-Pacific region, (ii) the length of time required to transport goods, and (iii) the risks associated with exporting goods. Such increases may further reduce the quantity of goods to be shipped, shipping time schedules, voyage costs, and other associated costs, which could have an adverse impact on our charterers’ business, operating results, and financial condition and could thereby affect their ability to make timely charter hire payments to us and to employ our vessels. This could have a material adverse effect on our business, operating results, and financial condition.

Credit markets in the United States and Europe have in the past experienced significant contraction, deleveraging, and reduced liquidity, and there is a risk that the U.S. federal government and state governments and European authorities may continue to implement a broad variety of governmental action and/or introduce new financial market regulations. Global financial markets and economic conditions have been, and continue to be, volatile and we face risks associated with the trends in the global economy, such as changes in interest rates, instability in the banking and securities markets around the world, the risk of sovereign defaults, and reduced levels of growth, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate worldwide may adversely affect our business and operating results or impair our ability to borrow under our loan agreements or any future financial arrangements we may enter into contemplating borrowing from the public and/or private equity and debt markets. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced (or in some cases ceased to provide) funding to borrowers and other market participants, including equity and debt investors and, in some cases, have been unwilling to provide financing on attractive terms or even at all. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms or at all. In the absence of available financing or financing on favorable terms, we may be unable to complete vessel acquisitions, take advantage of business opportunities, or respond to competitive pressures.

Results of Operations of United Maritime Corporation

(In thousands of U.S. Dollars, except for share and per share data)	Six-month period ended June 30,		Change
	2024	2023	Amount	%
Revenues:
Vessel revenue, net	23,041	12,832	10,209	80%

Expenses:
Voyage expenses	(978)	(1,149)	171	(15)%
Vessel operating expenses	(9,918)	(9,137)	(781)	9%
Management fees	(281)	(263)	(18)	7%
Management fees-related party	(884)	(563)	(321)	57%
General and administration expenses	(1,505)	(3,325)	1,820	(55)%
Depreciation and amortization	(6,219)	(3,569)	(2,650)	74%
Operating income / (loss)	3,256	(5,174)	8,430	(163)%
Other expenses:
Interest and finance costs	(4,134)	(2,979)	(1,155)	39%
Interest and other income	164	287	(123)	(43)%
Loss on extinguishment of debt	(22)	-	(22)	-
Other, net	68	(48)	116	(242)%
Total other expenses, net:	(3,924)	(2,740)	(1,184)	43%
Net loss	(668)	(7,914)	7,246	(92)%
Net loss attributable to common stockholders	(668)	(7,991)	7,323	(92)%

Loss per common share, basic and diluted	(0.08)	(0.99)

Weighted average number of common shares outstanding, basic	8,716,477	8,030,666
Weighted average number of common shares outstanding, diluted	8,808,705	8,030,666

Vessel Revenue, Net – Vessel revenue, net increased by $10.2 million or 80% and is mainly attributable to the increase in the size of our fleet resulting to an increase of operating days from 815 days for the first half of 2023 to 1,363 days for the first half of 2024. Our time charter equivalent rate for the first half of 2024 is 13% higher than the first half of 2023. Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

Voyage Expenses – Voyage expenses amounted to $1.0 million for the six-month period ended June 30, 2024 and to $1.1 million for the respective period in 2023. The decrease of $0.1 million is attributed to the decrease in bunker consumption, since during the  first half of 2023 such was increased due to the ballast period until the delivery of the newly acquired vessels to the charterers, which is partially offset by the increased commissions in the current period as a result of the increase in the size of our fleet.

Vessel Operating Expenses – Vessel operating expenses for the six-month period ended June 30, 2024 amounted to $9.9 million and to $9.1 million for the respective period in 2023. The increase is primarily attributable to the increase in ownership days from 916 days during the first half of 2023 to 1,456 days during the first half of 2024, which is partially offset by the increased pre-operating expenses during the first half of 2023 upon the delivery of the newly acquired vessels.

Management Fees – Management fees amounted to $0.3 million for the six-month period ended June 30, 2024 and $0.3 million for the respective period in 2023. The same number of vessels were under third party management for both of the comparable periods.

Management Fees-related party – Management fees to related party amounted to $0.9 million for the six-month period ended June 30, 2024 and $0.6 million for the respective period in 2023 related to the increase in ownership days from 916 days for the first half of 2023 to 1,456 days for the first half of 2024.

General and Administrative Expenses – General and administrative expenses amounted to $1.5 million for the six-month period ended June 30, 2024 and $3.3 million for the respective period in 2023.The decrease of $1.8 million was mainly attributed to the decrease of stock based compensation expense from $2.2 million for the first half of 2023 to $0.4 for the respective period of 2024.

Depreciation and Amortization – Depreciation and amortization amounted to $6.2 million for the six-month period ended June 30, 2024 and $3.6 million for the respective period in 2023. The increase in Depreciation expense is attributable to the increase in ownership days from 916 days for the first half of 2023 to 1,456 days for the first half of 2024, which is partially offset by the decreased depreciation due to the increase in scrap rate which was effective from January 1, 2024. During the six-month period ended June 30, 2024, three additional vessels performed their scheduled dry dockings resulting to an increased amortization for the first half of 2024 compared to the first half of 2023.

Interest and Finance Costs – Interest and finance cost amounted to $4.1 million for the six-month period ended June 30, 2024 and $3.0 million for the respective period in 2023. The increase is attributable to the increase of the weighted average outstanding debt from $53.3 million as of June 30, 2023 to $64.1 million as of June 30, 2024. The weighted average interest rate on our outstanding debt was approximately 8.5% and 8.94% for the six-month periods ended June 30, 2023 and 2024, respectively. Interest on lease liabilities increased during the first half of 2024 compared to the first half of 2023 due to the additional bareboat charter agreement signed for Synthesea in Q3 2023.

Interest and Other Income– Interest and other income amounted to $0.2 million for the first half of 2024 and $0.3 million for the respective period in 2023.

Performance Indicators

The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels. For the “Fleet Data” figures, there are no comparable U.S. GAAP measures.

	Six-month period ended June 30,
Fleet Data:	2024	2023

Ownership days	1,456	916
Available days(1)	1,368	839
Operating days(2)	1,363	815
Fleet utilization	93.6%	89.0%

Average Daily Results:
TCE rate(3)	$16,187	$14,335
Daily Vessel Operating Expenses(4)	$6,812	$7,063

(1)
During the six-month period ended June 30, 2024, we incurred 88 off-hire days for scheduled dry-dockings. During the six-month period ended June 30, 2023, we incurred 77 off-hire days for scheduled dry-dockings.

(2)
During the six-month period ended June 30, 2024, we incurred 5 off-hire days due to other unforeseen circumstances. During the six-month period ended June 30, 2023, we incurred 24 off-hire days due to other unforeseen circumstances.

(3)
We include TCE rate, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and assists investors and our management in evaluating our financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our net revenues from vessels to TCE rate.

	Six-month period ended June 30,
	2024	2023
(In thousands of US Dollars, except operating days and TCE rate)

Vessel revenue, net	$23,041	$12,832
Voyage expenses	$(978)	$(1,149)
Time charter equivalent revenues	$22,063	$11,683
Operating days	1,363	815
Daily time charter equivalent rate	$16,187	$14,335

(4)
We include Daily Vessel Operating Expenses, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with vessel operating expenses, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of Daily Vessel Operating Expenses may not be comparable to that reported by other companies. The following table reconciles our vessel operating expenses to Daily Vessel Operating Expenses.

	Six-month period ended June 30,
	2024	2023
(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)

Vessel operating expenses	$9,918	$9,137
Less: Pre-delivery expenses	-	2,667
Vessel operating expenses before pre-delivery expenses	$9,918	$6,470
Ownership days	1,456	916
Daily Vessel Operating Expenses	$6,812	$7,063

EBITDA and Adjusted EBITDA

	Six-month period ended June 30,
(In thousands of US Dollars)	2024	2023

Net loss	$(668)	$(7,914)
Interest and finance cost, net	3,971	2,744
Depreciation and amortization	6,219	3,569
EBITDA(1)	$9,522	$(1,601)
Stock based compensation	430	2,175
Loss on extinguishment of debt	22	-
Adjusted EBITDA(1)	$9,974	$574

(1)
Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income/(loss), net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation and loss on extinguishment of debt, if any, which is not indicative of the Company’s ongoing performance of its core operations. EBITDA and Adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. EBITDA and Adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measure should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Liquidity and Capital Resources

Our principal sources of funds have been our operating cash inflows, long-term borrowings from banks, sale and leaseback transactions, bareboat charter agreements, vessels sales and equity provided by the capital markets. Our principal use of funds has primarily been capital expenditures to establish our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, dividend payments and make principal repayments and interest payments on our outstanding debt obligations, finance leases and other financial liabilities.

Our funding and treasury activities are conducted in accordance with corporate policies to maximize investment returns while maintaining appropriate liquidity for both our short- and long-term needs. This includes arranging borrowing facilities on a cost-effective basis. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Euros.

As of June 30, 2024, we did not have any contractual obligations other than the loan agreements, finance leases, other financial liabilities and capital expenditures for vessels acquisitions described below. In July 2024, we paid $0.7 million regular dividend to all our common shareholders of record as of June 25, 2024. On August 5, 2024, we declared a regular quarterly dividend of $0.075 per share for the second quarter of 2024, payable on or about October 10, 2024 to all shareholders of record as of September 27, 2024.

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As at June 30, 2024, working capital deficit amounted to $34.6 million. The working capital deficit is mainly due to the repayment of the outstanding amount of the sale and leaseback of $10.8 million with the proceeds from the sale of the Oasea, which took place on July 19, 2024, and the purchase options in Synthesea and Chrisea lease agreements of $17.1 million and $12.4 million, respectively. On August 1, 2024, the Company fully financed the purchase of the Synthesea through the Onishi Sale and Leaseback. On August 5, 2024 the Company entered into a $16.5 million loan facility to fully finance the purchase of the Chrisea under her current bareboat charter agreement and pursuant to a memorandum of agreement entered into with the current owners on August 5, 2024.

In March 2024, we entered into a bareboat charter agreement for a Kamsarmax bulk carrier built in 2016, which was renamed Nisea. Based on the agreement, we made a downpayment of $3.75 million at signing of the bareboat charter agreement and an additional downpayment of $3.75 million will take place prior to the delivery of the vessel which is expected between September and October 2024. The Company will have a purchase option of $16.6 million at the end of the bareboat charter. In May 2024, we entered into a memorandum of agreement for the sale of the Oasea, for a gross price of $20.2 million. The vessel was delivered to her new owners on July 19, 2024.

On July 31, 2024, we entered into shareholder and subscription agreements to acquire a minority stake in a Norwegian-based company, established to design and build a technically and environmentally advanced Energy Construction Vessel (“ECV”). The ECV is intended to inspect, maintain, and repair offshore energy production infrastructure in both the oil and gas and renewables industries. We will commit capital of up to $8.5 million, scheduled to be called in five separate installments over a period of 33 months, matching the different stages of the ECV’s building process. On August 7, 2024, an amount of $2.5 million was paid as a first installment.

The Company’s cash flow projections indicate that projected cash on hand and cash provided by operating activities, financing activities and investing activities or a combination of any of those (i.e. debt agreements, vessels’ sales, sales and leaseback activities and finance leases), will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the unaudited interim condensed consolidated financial statements’ issuance, including obligations arising from purchase options in finance lease agreements.

Cash Flows

	Six month period ended June 30,
	2024	2023
Cash Flow Data:
Net cash provided by / (used in) operating activities	$4,637	$(844)
Net cash used in investing activities	$(3,757)	$(75,776)
Net cash (used in) / provided by financing activities	$(7,645)	$13,970

Cash and cash equivalents, restricted cash and restricted cash non-current as of June 30, 2024 were $7.7 million. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of around three months or less to be cash equivalents. Cash and cash equivalents are held in U.S. dollars, with minimal amount held in Euros.

Operating Activities:  Net cash provided by operating activities in the six-month period ended June 30, 2024 amounted to $4.6 million. Net cash used in operating activities in the six-month period ended June 30, 2023 amounted to $0.8 million. The increase is primarily attributed to increased charter rates prevailed in the market and the increased operating days for first half of 2024 compared to first half of 2023 due to the increase in the size of our fleet which is partially offset by the drydocking costs, as three vessels underwent drydocking during the first half of 2024.

Investing Activities: Net cash used in investing activities in the six-month period ended June 30, 2024 amounted to $3.8 million. The 2024 cash outflow is related to a $3.8 million the finance lease prepayment for the Nisea. Net cash used in investing activities in the six-month period ended June 30, 2023 amounted to $75.8 million. The 2023 cash outflow is related to $63.3 million payments for the acquisition of three vessels, $10.7 million related to lease prepayments and $1.8 million payments related to advance for vessel acquisition.

Financing Activities: Net cash used in financing activities in the six-month period ended June 30, 2024 amounted to $7.6 million. The 2024 cash outflow resulted mainly from debt repayments of $17.4 million, lease liabilities payments of $1.9 million, dividend payments of $1.3 million and  $0.7 million of financing fees payments. The 2024 cash outflow was partially offset by the $13.8 million proceeds from secured long-term debt and other financial liabilities (see Village Seven Sale and Leaseback below). Net cash provided by financing activities in the six-month period ended June 30, 2023 amounted to $14.0 million. The 2023 cash inflow resulted from proceeds of $24.5 million from secured long-term debt and $1.9 million proceeds from Class A warrant exercises. The 2023 cash inflow was partly offset by dividend payments of $8.0 million, debt repayments of $3.0 million, lease liabilities payments of $0.8 million, $0.4 million of loan finance fees payments in respect with the loan amendments and $0.2 million payments for repurchase of common stock.

Description of Indebtedness

Senior Facilities

Loan Facilities repaid during the six-month period ended June 30, 2024

August 2022 EnTrust Facility

In August 2022, we entered into a secured loan facility of $63.6 million (the “August 2022 EnTrust Facility”) with Kroll Agency Services Limited and Kroll Trustee Services Limited, as facility agent and security agent, respectively, and certain nominees of EnTrust Global as lenders to partially finance the acquisition of the Parosea, Bluesea, Minoansea and Epanastasea at a fixed rate of 7.90% per annum. The facility originally had a term of 18 months after the drawdown of the last tranche and would amortize through three quarterly installments averaging $4.0 million commencing nine months from the drawdown date, followed by a $51.6 million balloon payable at maturity. Following the sale of the Parosea and Bluesea, we repaid their respective tranches for an aggregate amount of $32.4 million.

On January 30, 2023, as part of the sale of the Minoansea and the acquisitions of the Goodship and Tradership, we entered into a deed of accession, amendment and restatement of the August 2022 EnTrust Facility in order to replace the collateral vessel securing this facility. Under the terms of the amended agreement, the fixed interest rate was amended to 9.00% per annum and the $15.2 million tranche that was previously secured by the Minoansea was replaced by two tranches of $7.0 and $8.2 million, secured by the Goodship and Tradership, respectively.

On August 9, 2023, as part of the sale of the Epanastasea and the acquisition of the Exelixsea, the Company entered into a further deed of accession, amendment and restatement in order to replace the collateral vessel securing this facility. Under the terms of the amended agreement, the $15.0 million tranche that was previously secured by the Epanastasea was replaced by the Exelixsea and bore a fixed rate of 9.0% per annum.

On December 5, 2023, we prepaid the $12.2 million outstanding indebtedness under the two tranches secured by the Goodship and Tradership, using proceeds from the Huarong Sale and Leaseback agreement, described below.

Following the 2023 amendments, the August 2022 EnTrust Facility was repayable through one installment of $0.5 million on the twelfth month after the original drawdown date, and an installment of $1.5 million on the fifteenth month after the original drawdown date, followed by a balloon installment of $13.0 million payable at maturity. The August 2022 EnTrust Facility was secured by a first priority mortgage over the Exelixsea.

On March 27, 2024, the Company refinanced the outstanding amount of $13.0 million using proceeds from the Village Seven Sale and Leaseback and all obligations under the August 2022 EnTrust Facility were irrevocably and unconditionally discharged pursuant to the deed of release dated March 27, 2024.

Loan Facilities initiated after June 30, 2024

Sinopac Facility

On August 5, 2024, we entered a $16.5 million loan facility (the “Sinopac Facility”) with Sinopac Capital International (HK) Limited for the purpose of financing the purchase option under the Chrisea Bareboat Agreement, expected to be effected on August 21, 2024. The facility shall bear interest at term SOFR plus a margin of 2.6% per annum and shall be repayable in twenty quarterly installments of $0.4 million, followed by a balloon installment of $8.5 million payable along with the final installment. In addition, the Company will be required to maintain a security cover ratio not less than 110% for the first two years and 120% at all times thereafter until the maturity of the loan. The Sinopac Facility will be secured by a first priority mortgage over the Chrisea, a general assignment covering earnings, insurances and requisition compensation of the vessel, a share pledge agreement concerning the vessel-owning subsidiary’s shares and relevant managers’ undertakings.

Other Financial Liabilities: Sale and Leaseback Transactions

New sale and leaseback transactions during the six-month period ended June 30, 2024

Village Seven Sale and Leaseback

On February 22, 2024, we entered into a $13.8 million sale and leaseback agreement with Village Seven Co., Ltd and V7 Fune Inc. (collectively, “Village Seven”) in order to refinance the August 2022 EnTrust Facility. On March 27, 2024, the Company sold and chartered back the Exelixsea from Village Seven on a bareboat basis for a period of four years, followed by an additional two-year period at the Company’s option. The charterhire principal will amortize through forty-eight consecutive monthly installments of $0.2 million paid in advance, which could extend to seventy-two installments in case of exercise of the two-year optional period. The Company has continuous options to repurchase the vessel at predetermined prices, following the second anniversary of the bareboat charter. At the end of the optional period, the Company has the option to take ownership of the vessel at nominal additional cost. The applicable interest rate is 3-month Term SOFR plus 2.65% per annum. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions.

The charterhire principal, as of June 30, 2024, was $13.0 million.

Pre-Existing Sale and Leaseback Activities

April 2023 Neptune Sale and Leaseback

On April 26, 2023, following the delivery of the Cretansea, we entered into a sale-and-leaseback agreement with a subsidiary of Maritime Leasing Ltd. (“Neptune”) for the purpose of partly financing the acquisition cost of the Cretansea. The Company sold and chartered back the vessel from Neptune on a bareboat basis for a five-year period. The applicable interest rate is 3-month Term SOFR plus 4.25% per annum. The Company has continuous options to repurchase the vessel throughout the duration of the charter, while at the end of the five-year bareboat period, the Company has the obligation to repurchase the vessel for $6.4 million. The Company is required to maintain a security cover ratio (as defined therein) of at least 120% for the first twelve months and at least 130% thereafter. In addition, the Company is required to maintain minimum liquidity of approximately $0.4 million in its operating account. The charterhire principal amortizes in sixty consecutive monthly installments of approximately $0.1 million along with a balloon payment of $6.4 million in April 2028.

The charterhire principal, as of June 30, 2024, was $10.9 million.

Huarong Sale and Leaseback

On November 15, 2023, the Company entered into three identical $10.0 million sale and leaseback transactions with affiliates of China Huarong Shipping Financial Leasing Company Ltd. (“Huarong”) for the purpose of refinancing the outstanding indebtedness of the Gloriuship which was previously financed by the July 2022 EnTrust Facility, and the outstanding indebtedness of the Goodship and the Tradership which were previously financed by the August 2022 EnTrust Facility. On December 5, 2023, the Company sold and chartered back the vessels from three affiliates of Huarong on a bareboat charter basis for a three-year period. The Company has continuous options to repurchase the vessels throughout the duration of the charters, starting six months after the commencement date, while at the end of each three-year bareboat period, the Company has the obligation to repurchase each vessel for $5.0 million. The sale and leaseback agreements do not include any financial covenants or security value maintenance provisions. The charterhire principal of each sale and leaseback transaction amortizes through 36 monthly installments of approximately $0.1 million and a purchase obligation of $5.0 million at the expiration of each bareboat agreement. The applicable interest rate is 3-month Term SOFR plus 3.3% per annum.

The aggregate charterhire principal, as of June 30, 2024, was $27.5 million.

Sale and Leaseback Transactions initiated after June 30, 2024

Onishi Sale and Leaseback

On July 24, 2024, the Company entered into a $18.0 million sale and leaseback agreement with Onishi Kaiun Co. and Ocean West Shipping S.A. for the purpose of financing the purchase option of the Synthesea under its previous bareboat charter. On August 1, 2024, the Company sold and chartered back the Synthesea on a bareboat basis for a period of five years, followed by an additional two-year period at the Company’s option. The charterhire principal amortizes through 60 consecutive monthly installments of $0.1 million paid in advance, which could extend to 84 installments in case of exercise of the two-year optional period, at the same terms. The financing bears an interest rate of 3-month term SOFR plus 2.70% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the optional period, the Company and the lessors have the option to repurchase and to sell the vessel, respectively, for $6.5 million. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions.

Sale and Leaseback repaid after June 30, 2024

March 2023 Neptune Sale and Leaseback

On March 31, 2023, following the delivery of the Oasea, we entered into a sale-and-leaseback agreement with a subsidiary of Neptune for the purpose of partly financing the acquisition cost of the Oasea. The Company sold and chartered back the vessel from Neptune on a bareboat basis for a five-year period. The applicable interest rate was 3-month Term SOFR plus 4.25% per annum. The Company had continuous options to repurchase the vessel throughout the duration of the charter, while at the end of the five-year bareboat period, the Company had the obligation to repurchase the vessel for $6.4 million. The Company was required to maintain a security cover ratio (as defined therein) of at least 120% for the first twelve months and at least 130% thereafter. In addition, the Company was required to maintain minimum liquidity of approximately $0.4 million in its operating account. The charterhire principal was repayable in sixty consecutive monthly installments of approximately $0.1 million along with a balloon payment of $6.4 million in March 2028.

The charterhire principal, as of June 30, 2024, was $10.8 million.

On July 19, 2024, the Company repurchased the vessel from Neptune, repaying the outstanding charterhire principal and the relevant fees, in connection with the sale of the Oasea to her new owners.

Bareboat Lease Agreements

Pre-Existing Bareboat Lease agreements

Chrisea Bareboat Agreement

On February 9, 2023, the Company entered into a bareboat charter agreement with Mi-Das Line S.A. (“Mi-Das”) for the Chrisea. The vessel is chartered by the Company under an 18-month bareboat charter agreement, with a down payment of $3.5 million paid on signing of the agreement and a further down payment of $3.5 million paid at the vessel’s delivery on February 21, 2023, a daily charter rate of $7,300 over the period of the bareboat charter and a purchase option of $12.4 million at the end of the bareboat charter. In aggregate, the acquisition cost for the vessel, following exercise of the purchase option, will be approximately $23.4 million.

On August 5, 2024, the Company entered into a $12.4 million memorandum of agreement with Mi-Das for the exercise of the purchase option under the bareboat charter. Delivery of the vessel to the Company is expected to be completed on August 21, 2024 and will be fully financed by the Sinopac Facility (see above).

Bareboat Lease agreements repaid after June 30, 2024

Synthesea Bareboat Agreement

On April 19, 2023, the Company entered into a bareboat charter agreement with Mi-Das for the Synthesea. The vessel was chartered by the Company under a 12-month bareboat charter agreement, with a down payment of $3.5 million paid on signing of the agreement and a further down payment of $3.5 million which was paid at the vessel’s delivery on August 1, 2023, a daily charter rate of $8,000 over the period of the bareboat charter and a purchase option of $17.1 million at the end of the bareboat charter. In aggregate, the acquisition cost for the vessel, following exercise of the purchase option, was approximately $27.0 million.

On July 18, 2024, the Company entered into a $17.1 million memorandum of agreement with Mi-Das for the exercise of the purchase option under the bareboat charter. Delivery of the vessel was completed on August 1, 2024 and was fully financed through the Onishi Sale and Leaseback.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

United Maritime Corporation
Condensed Consolidated Balance Sheets
As of June 30, 2024 (unaudited) and December 31, 2023
(In thousands of US Dollars, except for share and per share data)

	Notes	June 30, 2024 (Unaudited)	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	4	7,036	13,801
Restricted cash	4	350	-
Accounts receivable trade	11	1,489	252
Due from related parties	3	-	142
Inventories		610	664
Prepaid expenses		569	546
Other current assets		2,066	3,685
Vessel held for sale	5	18,281	-
Total current assets		30,401	19,090

Fixed assets:
Vessels, net	5	82,843	104,819
Right-of-use assets	6	46,709	47,706
Total fixed assets		129,552	152,525

Other non-current assets:
Restricted cash, non-current	4	350	700
Prepaid expense other, non-current	9	3,750	-
Deferred charges and other investments, non-current		7,350	2,490
TOTAL ASSETS		171,403	174,805

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and other financial liabilities, net of deferred finance costs and debt discounts of $669 and $566, respectively	5, 7	18,588	8,691
Due to related parties	3	5,895	450
Trade accounts and other payables		4,908	3,308
Accrued liabilities		4,984	8,045
Finance lease liabilities, current	6	29,503	31,420
Deferred revenue	11	418	527
Dividends payable	10	676	652
Total current liabilities		64,972	53,093

Non-current liabilities:
Long-term debt and other financial liabilities, net of current portion and deferred finance costs and debt discounts of $729 and $742, respectively	7	42,220	55,843
Total liabilities		107,192	108,936

Commitments and contingencies	9	-	-

STOCKHOLDERS’ EQUITY
Preferred stock, $0.0001 par value; 100,000,000 shares authorized; 40,000 Series B preferred shares issued and outstanding as at June 30, 2024 and December 31, 2023, respectively	10	-	-
Common stock, $0.0001 par value; 2,000,000,000 authorized shares as at June 30, 2024 and December 31, 2023; 9,012,456 and 8,694,630 shares issued and outstanding as at June 30, 2024 and December 31, 2023, respectively	10	1	1
Additional paid-in capital	10	39,253	38,916
Retained earnings		24,957	26,952
Total Stockholders’ equity		64,211	65,869
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		171,403	174,805

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

United Maritime Corporation
Unaudited Interim Condensed Consolidated Statement of Operations
For the six-month periods ended June 30, 2024 and 2023
(In thousands of US Dollars, except for share and per share data)

	Notes	2024	2023

Vessel revenue, net	11	23,041	12,832
Expenses:
Voyage expenses	11	(978)	(1,149)
Vessel operating expenses		(9,918)	(9,137)
Management fees		(281)	(263)
Management fees- related party	3	(884)	(563)
General and administration expenses	14	(1,505)	(3,325)
Depreciation and amortization	5, 6	(4,705)	(3,482)
Amortization of deferred dry-docking costs		(1,514)	(87)
Operating income / (loss)		3,256	(5,174)
Other income / (expenses), net:
Interest and finance costs	12	(4,134)	(2,979)
Interest and other income		164	287
Loss on extinguishment of debt		(22)	-
Foreign currency exchange gain / (loss), net		68	(48)
Total other expenses, net		(3,924)	(2,740)
Net loss		(668)	(7,914)
Dividends to non-vested participating securities		-	(77)
Net loss attributable to common shareholders		(668)	(7,991)

Loss per common share, basic and diluted	13	(0.08)	(0.99)

Weighted average number of common shares outstanding, basic	13	8,716,477	8,030,666
Weighted average number of common shares outstanding, diluted	13	8,808,705	8,030,666

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

United Maritime Corporation
Unaudited Interim Condensed Consolidated Statement of Stockholders’ Equity
For the six-month periods ended June 30, 2024 and 2023
 (In thousands of US Dollars, except for share data)

	Preferred stock Series B		Common stock		Additional paid-in capital	Retained earnings	Total stockholders’ equity
	# of Shares	Par Value	# of Shares	Par Value

Balance, December 31, 2022	40,000	-	8,180,243	1	35,193	29,374	64,568
Issuance of common stock (including exercise of warrants) (Note 10)	-	-	779,200	-	1,874	-	1,874
Repurchase of common stock (Note 10)	-	-	(67,294)	-	(193)	-	(193)
Dividends on common stock and participating non vested restricted stock awards (Note 10)	-	-	-	-	-	(1,334)	(1,334)
Stock based compensation (Note 14)	-	-	-	-	2,175	-	2,175
Net loss	-	-	-	-	-	(7,914)	(7,914)
Balance, June 30, 2023	40,000	-	8,892,149	1	39,049	20,126	59,176

	Preferred stock Series B		Common stock		Additional paid-in capital	Retained earnings	Total stockholders’ equity
	# of Shares	Par Value	# of Shares	Par Value

Balance, December 31, 2023	40,000	-	8,694,630	1	38,916	26,952	65,869
Issuance of common stock (including exercise of warrants) (Note 10)	-	-	-	-	(50)	-	(50)
Repurchase of common stock (Note 10)	-	-	(17,174)	-	(43)	-	(43)
Dividends on common stock and participating non vested restricted stock awards (Note 10)	-	-	-	-	-	(1,327)	(1,327)
Stock based compensation (Note 14)	-	-	335,000	-	430	-	430
Net loss	-	-	-	-	-	(668)	(668)
Balance, June 30, 2024	40,000	-	9,012,456	1	39,253	24,957	64,211

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

United Maritime Corporation
Unaudited Interim Condensed Consolidated Statement of Cash Flows
For the six-month periods ended June 30, 2024 and 2023
(In thousands of US Dollars)

	2024	2023
Net cash provided by / (used in) operating activities	4,637	(844)
Cash flows from investing activities:
Vessels’ acquisitions and improvements	(7)	(63,261)
Advances for vessel acquisition from third parties	-	(1,782)
Lease prepayments and other initial direct costs	(3,750)	(10,733)
Net cash used in investing activities	(3,757)	(75,776)
Cash flows from financing activities:
Proceeds from issuance of common stock and warrants exercises, net of underwriters fees and commissions	-	1,883
Payments for repurchase of common stock	(43)	(193)
Proceeds from long-term debt and other financial liabilities	13,800	24,500
Payments of financing and stock issuance costs	(745)	(425)
Payments of finance lease liabilities	(1,917)	(767)
Dividends paid	(1,303)	(8,040)
Repayments of long-term debt and other financial liabilities	(17,437)	(2,988)
Net cash (used in) / provided by financing activities	(7,645)	13,970
Net decrease in cash and cash equivalents and restricted cash	(6,765)	(62,650)
Cash and cash equivalents and restricted cash at beginning of period	14,501	69,932
Cash and cash equivalents and restricted cash at end of period	7,736	7,282

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest paid	3,956	2,536

Noncash investing activities:
Vessels’ improvements and acquisitions	-	(780)
Right-of use asset and initial direct costs	-	(15,533)

Noncash financing activities:
Dividends on common stock and participating non vested restricted stock awards declared but not paid	(676)	(667)
Financing and stock issuance stocks	(45)	(135)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

1.	Basis of Presentation and General Information:

United Maritime Corporation (the “Company” or “United”) was incorporated by Seanergy Maritime Holdings Corp. (“Seanergy” or “Parent”) on January 20, 2022 under the laws of the Republic of the Marshall Islands, having an initial share capital of 500 registered shares, of no par value, issued to the Parent. The Company completed the spin-off from Seanergy which became effective July 5, 2022 . United’s common shares are listed on the Nasdaq Capital Market and began trading on July 6, 2022 under the symbol “USEA”. The Company is engaged in the ocean transportation of cargoes worldwide through the ownership and operation of vessels.

The accompanying unaudited interim condensed consolidated financial statements include the accounts of United Maritime Corporation and its subsidiaries (collectively, the “Company” or “United”).

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim condensed consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2023 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2024 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2024 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2024.

As of June 30, 2024, the Company had a working capital deficit of $34,571 and incurred net losses of $668.The working capital deficit is mainly due to the outstanding amount of the Oasea sale and leaseback of $10,788, which was repaid on July 19, 2024 with the proceeds from the sale of the Oasea (Note 15), and the purchase options in Synthesea and Chrisea lease agreements of $17,100 and $12,360, respectively. The Company has entered into a sale and leaseback agreement through which it financed the purchase of the Synthesea (Note 15) and has entered into a loan facility for the purchase of the Chrisea (Note 15). The Company’s cash flow projections indicate that projected cash on hand and cash provided by operating activities, financing activities and investing activities or a combination of any of those, will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the financial statements’ issuance.
Consequently, the unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
a.	Subsidiaries in Consolidation:

United’s subsidiaries included in these unaudited interim condensed consolidated financial statements as of June 30, 2024:

Company	Country of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal
United Management Corp. (1)(2)	Marshall Islands	N/A	N/A	N/A
Sea Glorius Shipping Co. (1)(3)	Marshall Islands	Gloriuship	July 6, 2022	N/A
Epanastasea Maritime Co. (1)	Marshall Islands	Epanastasea	September 2, 2022	August 10, 2023
Parosea Shipping Co. (1)	Marshall Islands	Parosea	August 10, 2022	November 8, 2022
Bluesea Shipping Co. (1)	Marshall Islands	Bluesea	August 12, 2022	December 1, 2022
Minoansea Maritime Co. (1)	Marshall Islands	Minoansea	August 30, 2022	December 22, 2022
Good Maritime Co. (1)(3)	Liberia	Goodship	February 10, 2023	N/A
Traders Maritime Co. (1)(3)	Marshall Islands	Tradership	February 28, 2023	N/A
Chrisea Maritime Co. (1)(3)	Marshall Islands	Chrisea	February 21, 2023	N/A
Oasea Maritime Co. (1)(3)	Marshall Islands	Oasea	March 27, 2023	March 31, 2023
Cretansea Maritime Co. (1)(3)	Marshall Islands	Cretansea	April 26, 2023	April 26, 2023
Synthesea Maritime Co. (1)(3)	Liberia	Synthesea	August 1, 2023	N/A
Exelixsea Maritime Co. (1)(3)	Marshall Islands	Exelixsea	August 29, 2023	March 27, 2024
Nisea Maritime Co. (1)	Liberia	N/A	N/A	N/A

(1)	Subsidiaries wholly owned
(2)	Management company
(3)	Bareboat charterers

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
2.	Significant Accounting Policies:

A discussion of the Company’s significant accounting policies can be found in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 2, 2024. There have been no material changes to these policies in the six-month period ended June 30, 2024, except as discussed below:

Depreciation is computed using the straight-line method over the estimated useful life of the vessels (25 years), after considering the estimated salvage value. Salvage value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight ton (“LWT”). Salvage values are periodically reviewed and revised to recognize changes in conditions, new regulations or for other reasons. Revisions of salvage values affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods.

Effective January 1, 2024 and following management’s reassessment of the residual value of the vessels, the estimated scrap value per LWT was increased to $0.35 from $0.30. Management’s estimate was based on the average demolition prices prevailing in the market for which historical data were available. The effect of this change in accounting estimate, which did not require retrospective application as per ASC 250 “Accounting Changes and Error Corrections”, was to decrease net loss for the six-month period ended June 30, 2024, by $405 or $0.04 per weighted average number of shares, both basic and diluted. The decrease in the annual depreciation expense is expected to be $0.8 million per annum based on the useful lives of the Company’s existing fleet.

Recent Accounting Pronouncements – Not Yet Adopted

In March 2024, the SEC adopted climate-related reporting rules, The Enhancement and Standardization of Climate-Related Disclosures for Investors (the “SEC Climate Reporting Rules”). The SEC Climate Reporting Rules require for accelerated filers the following financial statement disclosures: a) Expenditures and capitalized costs, excluding recoveries, incurred related to severe weather events and natural events are required, if such expenditures exceed defined disclosure thresholds. In addition, a description of material estimates and assumptions used to produce the financial statement disclosures are required; b) If the use of carbon offsets or renewable energy credits (RECs) are a material component of the registrant’s plans to achieve climate-related targets or goals, disclosure of carbon offsets and RECs beginning and ending balances, amounts expensed, capitalized costs and losses are presented in the financial statements; c) Disclosure of gross scope 1 and scope 2 greenhouse gas (GHG) emissions, if material, as well a description of the methodology, significant inputs and assumptions used to calculate the GHG emissions, organizational and operational boundaries and protocols or standards used.  Scope 1 GHG emissions are direct GHG emissions from operations owned or controlled by the entity and scope 2 emissions are indirect GHG emissions from the generation of purchased or acquired electricity, steam, heat or cooling that is consumed by operations owned or controlled by the entity. The disclosures will be phased in, with the financial statement disclosures required for annual periods beginning in 2026 for accelerated filers. The Company continues to evaluate the additional disclosures required.

Other than the above, there are no recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2024.

3.	Transactions with Related Parties:

Details of the Company’s transactions with related parties are discussed in Note 3 of the consolidated financial statements for the year ended December 31, 2023, included in the Company’s 2023 Annual Report on Form 20-F filed with the SEC on April 2, 2024, and are supplemented by the below new activities within the period.

Related parties transaction incurred during the six-month period ended June 30, 2024

Management Agreements:

Master Management Agreement

For the six-month periods ended June 30, 2024 and 2023, management fees charged from Seanergy amounted to $474 and $298, respectively, and are presented under “Management fees- related party” in the accompanying unaudited interim condensed consolidated statement of operations. As of June 30, 2024 and December 31, 2023, the balance due to Seanergy amounted to $5,252 and $252, respectively, and is included in “Due to related parties” in the accompanying condensed consolidated balance sheets.

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Technical Management Agreements

In relation to the technical management, Seanergy Shipmanagement Corp. (“Seanergy Shipmanagement”) is responsible for arranging (directly or by subcontracting) for the crewing of the vessels, the day-to-day operations, inspections, maintenance, repairs, drydocking, purchasing, insurance and claims handling. On March 15, 2024, the vessel owning company of the Goodship entered into a new management agreement with Seanergy Shipmanagement by terminating the previous agreement for a fixed management fee of $14.

For the six-month periods ended June 30, 2024 and 2023, management fees charged from Seanergy Shipmanagement amounted to $410 and $265, respectively, and are presented under “Management fees- related party” in the accompanying unaudited interim condensed statements of operations. As of June 30, 2024 and December 31, 2023, the balance due to Seanergy Shipmanagement amounted to $609 and $198, respectively, and is included in “Due to related parties” in the accompanying condensed consolidated balance sheets.

Commercial Management Agreements

For the six-month periods ended June 30, 2024 and 2023, fees charged under the commercial management agreements amounted to $176 and $136 and are included in “Vessels revenue, net” in the accompanying unaudited interim condensed statement of operations.

For the six-month periods ended June 30, 2024, no fees were charged in relation to sale and purchase services. For the six-month period ended June 30, 2023, an amount of  $509 was charged in relation to purchase services and is presented in “Vessels, net” (Note 5) and “Right-of-use asset” (Note 6).

As of June 30, 2024 and December 31, 2023, balance to and balance from Seanergy Management amounted to $34 and $142 and is included in “Due to related parties” and “Due from related parties”, respectively, in the accompanying condensed consolidated balance sheets.

On March 27, 2024, the Compensation Committee of the Company granted 65,000 shares to certain of the Company’s service providers (Note 14).

4.	Cash and Cash Equivalents and Restricted Cash:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the unaudited interim condensed consolidated statement of cash flows:

	June 30, 2024	December 31, 2023
Cash and cash equivalents	7,036	13,801
Restricted cash	350	-
Restricted cash, non-current	350	700
Cash and Cash equivalents and restricted cash	7,736	14,501

Restricted cash as of June 30, 2024 includes $350 of minimum liquidity requirements as per the March 2023 Neptune Sale and Leaseback, following the classification of Oasea as “Vessel held for sale” in current assets (Note 5).

Restricted cash, non-current as of June 30, 2024 includes $350 of minimum liquidity requirements as per the April 2023 Neptune Sale and Leaseback, for the Cretansea.

Restricted cash, non-current as of December 31, 2023 includes $350 of minimum liquidity requirements as per the March 2023 Neptune Sale and Leaseback and $350 of minimum liquidity requirements as per the April 2023 Neptune Sale and Leaseback.

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
5.	Vessels, Net:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

	June 30, 2024	December 31, 2023
Cost:
Beginning balance:	112,375	38,769
- Additions	-	95,051
- Transfer to “Vessel held for sale”	(19,754)	-
- Disposals	-	(21,445)
Ending balance:	92,621	112,375

Accumulated depreciation:
Beginning balance:	(7,556)	(1,257)
- Depreciation for the period	(3,708)	(7,101)
- Transfer to “Vessel held for sale”	1,486	-
- Disposals	-	802
Ending balance:	(9,778)	(7,556)

Net book value	82,843	104,819

Vessel Held for Sale

On May 2, 2024, the Company entered into an agreement with an unaffiliated third party for the sale of the Oasea for a gross sale price of $20,220. Delivery of the vessel to her new owners took place on July 19,2024 (Note 15). As of June 30, 2024, the vessel was classified in current assets as “Vessel held for sale” in the condensed consolidated balance sheet, according to the provisions of ASC 360, as all the criteria for this classification were met. Accordingly, the outstanding amount of $10,788 under the March 2023 Neptune Sale and Leaseback for Oasea was classified in current liabilities in the condensed consolidated balance sheet. The specific vessel was not impaired as of June 30, 2024, since its carrying amount as at the balance sheet date was lower than its fair value less cost to sell. The fair value of the vessel was determined based on the agreed sale price. As of June 30, 2024, the carrying amount of the vessel includes the unamortized balance of vessel cost of $18,268 and the unamortized balance of drydocking cost of $13 and it is included in “Vessel held for sale” in the accompanying condensed consolidated balance sheet.

6.	Right-of-Use assets and Finance Lease Liabilities:

Details of the Company’s right-of use assets and finance lease liabilities are discussed in Note 6 of the consolidated financial statements for the year ended December 31, 2023, included in the Company’s 2023 Annual Report on Form 20-F filed with the SEC on April 2, 2024, and are supplemented by the below new activities within the period.

During the six-month periods ended June 30, 2024 and 2023, the amortization of the right-of-use assets amounted to $997 and $536 and is presented in the Company’s unaudited interim condensed consolidated statement of operations under “Depreciation and amortization”. Interest expense on the finance lease liabilities for the same period for 2024 and 2023 amounted to $867 and $328 (Note 12). As of June 30, 2024 and December 31,2023, the right-of-use amounted to $46,709 and $47,706 and is presented under “Right-of-use assets” in the accompanying condensed consolidated balance sheets.

The weighted average remaining lease term for the bareboat charters was 0.11 years as of June 30, 2024.

The weighted average incremental borrowing rate for the bareboat charters was 5.84% as of June 30, 2024.

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
The annual lease payments under the bareboat charter agreement are as follows:

Twelve-month periods ending June 30,	Amount
2025	29,686
Total undiscounted lease payments	29,686
Less: Discount based on incremental borrowing rate	(183)
Present value of finance lease liabilities	29,503

Finance lease liabilities, current	29,503
Finance lease liabilities, non-current	-
Present value of finance lease liabilities	29,503

7.	Long-Term Debt and Other Financial Liabilities:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

	June 30, 2024	December 31, 2023
Long-term debt and other financial liabilities	62,206	65,842
Less: Deferred financing costs	(1,398)	(1,308)
Total	60,808	64,534
Less - current portion	(18,588)	(8,691)
Long-term portion	42,220	55,843

Details of the Company’s secured credit and other financial liabilities are discussed in Note 7 of the consolidated financial statements for the year ended December 31, 2023, included in the Company’s 2023 Annual Report on Form 20-F filed with the SEC on April 2, 2024, and are supplemented by the below new activities within the period.

Senior long-term debt

Loan Facilities repaid during the six-month period ended June 30, 2024

August 2022 EnTrust Facility

On March 27, 2024, the Company refinanced the facility’s outstanding amount of $13,000 using proceeds from the Village Seven Sale and Leaseback and all obligations under the August 2022 EnTrust Facility were irrevocably and unconditionally discharged pursuant to the deed of release dated March 27, 2024.

Other Financial Liabilities - Sale and Leaseback Transactions

New Sale and Leaseback Activities during the six-month period ended June 30, 2024

Village Seven Sale and Leaseback

On February 22, 2024, the Company entered into a $13,800 sale and leaseback agreement to refinance the August 2022 EnTrust Facility, secured by the Exelixsea. On March 27, 2024, the vessel was sold and chartered back on a bareboat basis for a period of four years while the Company has the option to extend the charter period for a further two-year period. The charterhire principal amortizes in forty-eight consecutive monthly installments of approximately $192 each and a purchase option of $4,738, bearing an interest rate of 3-month term SOFR plus 2.65% per annum. The outstanding charterhire principal, at the optional period, amortizes through twenty-four consecutive monthly installments of $192, while at the end of the bareboat period, the ownership of the vessel will be transferred to the Company for a nominal consideration. The Company has continuous options to repurchase the vessel at predetermined prices, following the second anniversary of the bareboat charter. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. As of June 30, 2024, the amount outstanding under the Village Seven Sale and Leaseback was $13,033.

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
As of June 30, 2024, the Company was in compliance with all covenants relating to its financial liabilities as at that date.

As of June 30, 2024, six of the Company’s vessels (including the vessel held for sale), having a net carrying value of $101,124, were financed through sale and leaseback agreements. As customary in leaseback agreements, the title of ownership is held by the registered owners.

The annual principal payments required to be made after June 30, 2024 for all other financial liabilities, are as follows:

Twelve-month periods ending June 30,	Amount
2025	19,258
2026	8,470
2027	20,970
2028	9,675
Thereafter	3,833
Total	62,206

8.	Financial Instruments:

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities;
•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
•	Level 3: Unobservable inputs that are not corroborated by market data.

(a)	Significant Risks and Uncertainties, including Business and Credit Concentration

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

(b)	Fair Value of Financial Instruments

The fair values of the financial instruments shown in the condensed consolidated balance sheets as of June 30, 2024 and December 31, 2023, represent management’s best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a.
Cash and cash equivalents, restricted cash, accounts receivable trade, other current assets, prepaid expenses, trade accounts and other payables and accrued liabilities: the carrying amounts approximate fair value because of the short maturity of these instruments. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current.

b.
Long-term debt and other financial liabilities: The carrying value of long-term debt and other financial liabilities with variable interest rates approximates the fair value as the long-term debt and other financial liabilities bear interest at floating interest rate.

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
9.	Commitments and Contingencies:

Contingencies

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. As of June 30, 2024, management is not aware of any material claims or contingent liabilities, which have not been disclosed, or for which a provision has not been established in the accompanying unaudited interim condensed consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities that should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

Commitments

The Company operates certain of its vessels under lease agreements. Time charters typically may provide for charterers’ options to extend the lease terms and termination clauses. The Company’s time charters duration is approximately 12 to 14 months and extension periods vary from 5 to 15 months, except for the time charter trip of the Gloriuship which is fixed for a period of about 70 to 80 days. In addition, the time charters contain termination clauses which protect either the Company or the charterers from material adverse events. Variable lease payments in the Company’s time charters vary based on changes on freight market index. The Company has the option to convert some of these variable lease payments to fixed based on the prevailing Capesize and Panamax forward freight agreement rates.

As at June 30, 2024, the Company operates certain of its vessels under time charter agreements, considered as operating leases accounted for as per ASC 842 requirements.

The following table sets forth the Company’s future minimum contractual charter revenue based on vessels committed to non-cancelable time charter contracts as at June 30, 2024. For index-linked time charter contracts the calculation was made using the charter rates that prevail at the balance sheet date for index-linked time charters and the fixed rates for fixed periods time charters (these amounts do not include any assumed off-hire).

Twelve-month period ending June 30,	Amount
2025	17,631
Total	17,631

On March 6, 2024, the Company entered into a bareboat charter agreement with an unaffiliated third party for a secondhand Kamsarmax vessel, the Scarlet Robin, which will be renamed Nisea. The vessel is expected to be delivered to the Company between September and October 2024. The Company made a down payment of $3,750 upon signing of the bareboat charter agreement which is presented under “Prepaid expenses other, non-current” in the accompanying condensed consolidated balance sheets. A further down payment of $3,750 is payable prior to the delivery of the vessel. The duration of the bareboat shall be 18 months plus 30 days in the Company’s option. The daily charter rate shall be $8, while the Company shall have an option to purchase the vessel at the end of the charter period for $16,620.

In June 2024, the Company entered into an agreement with a third-party operator to participate on a 10% share base in a time-charter of an Aframax tanker. The vessel is chartered and managed through the operator’s Aframax pool, while the Company has committed $255 for the vessel's working capital, which was paid in July 2024. The Company will participate in the profits and losses of the subject vessel based on the performance of the time-charter agreement.

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
10.	Capital Structure:

Details of the Company’s common stock and warrants are discussed in Note 10 of the consolidated financial statements for the year ended December 31, 2023, included in the Company’s 2023 Annual Report on Form 20-F filed with the SEC on April 2, 2024 and are supplemented by the below new activities into the six-month period ended June 30, 2024.

i)	Dividends

On May 23, 2024, the Company declared a dividend of $0.075 per common share for the first quarter of 2024 to all shareholders of record as of June 25, 2024 (Note 15). The dividend amounted to $676, was paid on July 10, 2024 and is included in “Dividends payable” in the accompanying condensed consolidated balance sheets.

On February 19, 2024, the Company declared a dividend of $0.075 per common share for the fourth quarter of 2023 to all shareholders of record as of March 22, 2024. The dividend amounted to $651 and was paid on April 10, 2024.

On January 10, 2024, the Company paid a dividend of $0.075 per common share or $652 for the third quarter of 2023 to all shareholders of record as of December 22, 2023.

Total dividends declared in the six-months period ended June 30, 2024 amounted to $1,327.
ii)	Common stock buybacks

As of June 30, 2024, the Company had repurchased 17,174 of its outstanding common shares at an average price of approximately $2.50 per share and a total of $43, inclusive of commissions and fees, pursuant to the share repurchase plan approved by the Company’s Board of Directors in October 2022, as extended. All the repurchased shares were cancelled and restored to the status of authorized but unissued shares as of June 30, 2024.

iii)	Warrants

During the six-month period ended June 30, 2024, no shares were issued from Class A warrants’ exercises. As of June 30, 2024, 6,962,770 Class A warrants remained outstanding. The exercise prices of the Class A warrants is $2.25 per warrant. All warrants are classified in equity, according to the Company’s accounting policy. The warrants contain a cashless exercise provision, whereby if at the time of exercise, there is no effective registration statement, then the warrants can be exercised by means of a cashless exercise as disclosed in the warrant’s agreement.

As of June 30, 2024, the number of common shares that can potentially be issued under the outstanding Class A warrants were 6,962,770.

11.	Vessel Revenue, net and Voyage Expenses:

The following table presents the Company’s income statement figures derived from time charters for the six-month periods ended June 30, 2024 and 2023:

	June 30, 2024	June 30, 2023
Vessel revenues from time charters, net of commissions	23,041	12,832
Total	23,041	12,832

Account receivables trade of $1,489 and $252 as of June 30, 2024 and December 31, 2023, respectively, relate to time charters.

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
Deferred revenue represents cash received in advance of performance under the contract prior to the balance sheet date and is realized when the associated revenue is recognized under the contract in periods after such date. Deferred revenue as of June 30, 2024 and December 31, 2023 was $416 and $486 and relates entirely to ASC 842. As of June 30, 2024 and December 31, 2023, an amount of $2 and $41, respectively included in “Deferred revenue” and related to time charter arrangements was treated as lease modification and not accounted for as separate contract.

Charterers individually accounting for more than 10% of revenues for the six-month periods ended June 30, 2024 and 2023 were:

Customer	2024	2023
A	35%	15%
B	17%	10%
C	14%	-
D	12%	26%
E	-	33%
Total	78%	84%

Voyage Expenses

The following table presents the Company’s statement of operations’ figures derived from time charters and for unfixed periods for the period from for the six-month periods ended June 30, 2024 and 2023:

	June 30, 2024	June 30, 2023
Voyage expenses from time charters	705	669
Voyage expenses for unfixed periods	273	480
Total	978	1,149

12.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:

	June 30, 2024	June 30, 2023
Interest on long-term debt and other financial liabilities	2,897	2,272
Amortization of debt finance costs and debt discounts	362	370
Interest on finance lease liability	867	328
Other	8	9
Total	4,134	2,979

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
13.	Loss per Share:

The calculation of net loss per common share is summarized below:

	June 30, 2024	June 30, 2023

Net loss	$(668)	$(7,914)
Less: Dividends to non-vested participating securities	-	(77)
Net loss attributable to common shareholders, basic & diluted	$(668)	$(7,991)

Weighted average number of common shares outstanding, basic	8,716,477	8,030,666
Weighted average number of common shares outstanding, diluted	8,808,705	8,030,666

Net loss per share attributable to common shareholders, basic & diluted	$(0.08)	$(0.99)

The Company calculates basic earnings per share in conformity with the two-class method required for companies with participating securities. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. Net loss attributable to common shareholders for the six-month period ended June 30, 2024 is adjusted by the amount of dividends on non-vested participating securities. Undistributed income to non-vested participating securities was not calculated for the six-month period ended June 30, 2024, because doing so would result in distributed income in excess of net income, thus resulting in undistributed losses. For the six-month period ended June 30, 2024, securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share, because to do so would have anti-dilutive effect, are any incremental shares resulting from the outstanding warrants calculated with the treasury stock method.

14.	Equity Incentive Plan:

Details of the Company’s Equity Incentive Plan are discussed in Note 14 of the consolidated financial statements for the year ended December 31, 2023, included in the Company’s 2023 Annual Report on Form 20-F filed with the SEC on April 2, 2024 and are supplemented by the below new activities into the six-month period ended June 30, 2024.

On March 27, 2024, the Compensation Committee of our board of directors approved the amendment and restatement of the 2022 Equity Incentive Plan to increase the aggregate number of common shares reserved for issuance under the plan to 400,000 shares and granted awards under the plan to the Company’s directors and certain service providers of an aggregate of 335,000 restricted common shares. Of the total 335,000 shares issued, 260,000 shares were granted to the members of the Company’s board of directors, 65,000 shares were granted to certain of the Company’s service providers (Note 3) and 10,000 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $2.635. On March 27, 2024, 67,000 shares vested, while 100,500 shares will vest on September 27, 2024 and 167,500 shares will vest on March 27, 2025.

The related expense for shares granted to the Company’s Board of Directors and certain of its service providers for the six-month period ended June 30, 2024 and 2023, amounted to $417 and $2,175, respectively, and is included under “General and administration expenses” in the Company’s unaudited interim condensed consolidated statements of operations. The related expense for shares granted to non-employees for the six-months periods ended June 30, 2024 and 2023, amounted to $13 and $NIL and is included under voyage expenses.

The unrecognized cost for the non-vested shares granted to the Company’s Board of Directors and certain of its service providers (Note 3) as of June 30, 2024 and December 31, 2023 amounted to $453 and $NIL, respectively. On June 30, 2024, the weighted-average period over which the total compensation cost related to non-vested awards granted to the Company’s Board of Directors and certain of its service providers not yet recognized is expected to be recognized is 0.74 years.

United Maritime Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
15.	Subsequent Events

On July 10, 2024, the Company paid a regular dividend of $676 to all shareholders of record as of June 25, 2024 (Note 10).

On July 18, 2024, the Company entered into a $17,100 memorandum of agreement with Mi-Das Line S.A. (“Mi-Das”) for the exercise of the purchase option of the Synthesea under the bareboat charter with Mi-Das. Delivery of the vessel was completed on August 1, 2024.

On July 19, 2024, the Company sold the Oasea to an unaffiliated third-party for a gross sale price of $20,220. The estimated gain on the sale is expected to be approximately $1,496. In connection with the disposal of Oasea, the Company fully prepaid the outstanding amount of $10,788 under March 2023 Neptune Sale and Leaseback.

On July 24, 2024, the Company entered into a $18,000 sale and leaseback agreement with Onishi Kaiun Co. and Ocean West Shipping S.A. for the purpose of financing the purchase option of the Synthesea under its previous bareboat charter. On August 1, 2024, the Company sold and chartered back the Synthesea on a bareboat basis for a period of five years, followed by an additional two-year period at the Company’s option. The charterhire principal amortizes through sixty consecutive monthly installments of $136 paid in advance, which could extend to eighty-four installments in case of exercise of the two-year optional period, at the same terms. The financing bears an interest rate of 3-month term SOFR plus 2.70% per annum. Following the second anniversary of the bareboat charter, the Company has continuous options to repurchase the vessel at predetermined prices as set forth in the agreement. At the end of the optional period, the Company and the lessors have the option to repurchase and to sell the vessel, respectively, for $6,545.

On July 31, 2024, the Company entered into shareholder and subscription agreements to acquire a minority stake in a Norwegian-based company, established to design and build a technically and environmentally advanced Energy Construction Vessel (“ECV”). The ECV is intended to inspect, maintain, and repair offshore energy production infrastructure in both the Oil and Gas and Renewables industries. United will commit capital of up to $8,500, scheduled to be called in five separate installments over a period of 33 months, matching the different stages of the ECV’s building process. On August 7, 2024, an amount of $2,454 was paid as a first installment.

On August 5, 2024, the Company entered into a $12,360 memorandum of agreement with the current owners of the Chrisea for the exercise of the purchase option under her current bareboat charter with Mi-Das. Delivery of the vessel to the Company is expected to be completed on August 21, 2024 and will be fully financed through the new loan agreement discussed below.

On August 5, 2024, the Company entered into a $16,500 loan agreement with Sinopac Capital International (HK) Limited for the purpose of financing the purchase option of the Chrisea. The facility shall bear interest at term SOFR plus a margin of 2.6% per annum and shall be repayable in twenty quarterly  installments of $400, followed by a balloon installment of $8,500 payable together with the final installment. In addition, the Company will be required to maintain a security cover ratio not less than 110% for the first two years and 120% at all times thereafter until the maturity of the loan.

On August 5, 2024, the Company declared a regular cash dividend of $0.075 per common share for the second quarter of 2024 payable on or about October 10, 2024 to all shareholders of record as of September 27, 2024.

As of the date of the issuance of these unaudited interim condensed consolidated financial statements, the Company has repurchased 5,200 of its outstanding common shares at an average price of approximately $2.42 per share and a total of $13, inclusive of commissions and fees, pursuant to the share repurchase plan authorized by the Company’s Board of Directors in October 2022, as extended.